EX 99.28(d)(11)(viii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser agree to amend the sub-advisory fees as forth on Schedule B to the Agreement to reflect fee reductions for the JNL/BlackRock Large Cap Select Growth Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 1, 2015, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 17th day of September 2015, effective October 1, 2015.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Jim Mullery
Name:	Mark D. Nerud	Name:	Jim Mullery
Title:	President and CEO	Title:	Managing Director

Schedule B
Dated October 1, 2015
(Compensation)

JNL/BlackRock Natural Resources Fund
Average Daily Net Assets	Annual Rate
$0 to $100 Million	0.40%
$100 Million to $400 Million	0.29%
Amounts over $400 Million	0.20%

JNL/BlackRock Global Allocation Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.42%
$500 Million to $1.5 Billion	0.40%
Amounts over $1.5 Billion	0.375%

JNL/BlackRock Large Cap Select Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $1.5 Billion	0.25%
$1.5 Billion to $2.5 Billion	0.21%
Amounts over $2.5 Billion	0.19%

B-1